UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33768

CNINSURE INC.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

Date: May 27, 2009

2

Exhibit Index
Exhibit 99.1 — Press Release

3

Exhibit 99.1
CNinsure Reports First Quarter 2009 Unaudited Financial Results
Total Net Revenues up 58.0% Year-on-Year to RMB215.9 Million, Exceeding High End of Company Guidance; Net Income up 30.0% Year-on-Year to RMB45.5 Million; Basic Net Income Per ADS up 30.0% Year-on-Year to RMB0.998
GUANGZHOU, May 26, 2009 — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the first quarter ended March 31, 2009. 1
Financial Highlights:
Highlights for First Quarter 2009
•	Total net revenues: RMB215.9 million (US$31.6 million), representing an increase of 58.0% from the corresponding period of 2008, exceeding the previous guidance of RMB195 million to RMB215 million.

•	Income from operations: RMB 45.9 million (US$6.7 million), representing an increase of 40.6% from the corresponding period of 2008.

•	Net income: RMB45.5 million (US$6.7 million), representing an increase of 30.0% from the corresponding period of 2008.

•	Basic and diluted net income per ADS: RMB0.998 (US$0.146) and RMB0.997 (US$0.146), respectively, representing an increase of 30.0% and 30.0%, respectively, from the corresponding period of 2008
Commenting on the first quarter results, Yinan Hu, Chairman and CEO of CNinsure, stated: “We are pleased to deliver another quarter of strong results amid the current financial and economic crisis, with total net revenues growing 58.0% year-on-year to RMB215.9 million, exceeding our previous guidance, and basic net income per ADS growing 30.0% year-on-year to RMB0.998.
“Although our revenues in the first quarter were still dominated by the property and casualty insurance segment, we have seen strong growth momentum from the life insurance and claims adjusting businesses. Since we started offering claims adjusting services in the first quarter of 2008, our claims adjusting services segment has been growing rapidly and has become a significant and stable contributor to our revenues and profits. Our P&C insurance, life insurance and claims adjusting service segments accounted for 74.2%, 15.8% and 10.0%, respectively, of our total net revenues during the first quarter, “ he continued.

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8329 to US$1.00, the effective noon buying rate as of March 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

1-11

He added, “We believe that the strong will emerge from the financial crisis stronger while the weak will diminish. Our performance in the first quarter of 2009 was evidence of our leading position and competitiveness within the industry. With a clear vision of the current macro-economic and industry trends, our management has fully demonstrated their wisdom and execution ability to turn headwind into tailwind, and challenges into opportunities.
“China has become one of the most important economies in the world and an important engine for the world’s economic growth. We believe more and more Chinese domestic enterprises will emerge as among the world’s leading players in their respective industries. As an early mover and leader in the insurance intermediary industry, CNinsure is well positioned to build itself into a world-class enterprise. With the strategies in place which have proved to be correct and effective over the past decade, we are positive that we will be able to fully capitalize on the golden opportunities presented by the current environment and fulfill our aspiration to become a world-class financial services group in the future,” he concluded.
Financial Results for the First Quarter Ended March 31, 2009
Total net revenues for the first quarter ended March 31, 2009 were RMB215.9 million (US$31.6 million), representing an increase of 58.0% from RMB136.6 million for the corresponding period of 2008. The increase was primarily attributable to increased sales force and contributions from newly acquired or established entities. As of March 31, 2009, the number of our sales professionals and claims adjustors had grown by 70.0% to 29,125 and 239.3% to 855, respective, from March 31, 2008 while our sales and service network had expanded to include 41 affiliated insurance agencies, five affiliated insurance brokerages and three claims adjusting firms as compared with 25 affiliated insurance agencies, four affiliated insurance brokerages and one claims adjusting firm as of March 31, 2008.
Total operating costs and expenses were RMB170.0 million (US$24.9 million) for the first quarter of 2009, representing an increase of 63.5% from RMB104.0 million for the corresponding period of 2008.
Commissions and fees expenses were RMB121.6 million (US$17.8 million) for the first quarter of 2009, representing an increase of 71.1% from RMB71.1 million for the corresponding period of 2008. The increase largely tracked the growth of sales volume and was partially attributable to higher commissions and fees paid out to sales agents for the distribution of property and casualty insurance products in newly entered markets as part of our interim marketing strategies to expand our market shares in those regions.

2-11

Selling expenses were RMB7.8 million (US$1.1 million) for the first quarter of 2009, representing an increase of 87.8% from RMB4.1 million for the corresponding period of 2008. The increase was primarily due to sales growth and the increase in expenses incurred by newly acquired entities.
General and administrative expenses were RMB40.6 million (US$5.9 million) for the first quarter of 2009, representing an increase of 41.0% from RMB28.8 million for the corresponding period of 2008. The increase was primarily due to 1) increases in salaries and other related fees for management and administrative staff as a result of both increased headcount including more senior managers, and higher basic salaries for the management and administrative staff; 2) increases in office rental expenses and organization expense due to business expansion; 3) an increase in intangible assets amortization as a result of acquisitions we made in 2008; and 4) an increase in depreciation expenses as a result of the operation of our upgraded IT system in certain affiliated entities.
As a result of the foregoing factors, income from operations was RMB45.9 million (US$6.7 million) for the first quarter of 2009, representing an increase of 40.6% from RMB32.7 million for the corresponding period of 2008. Operating margin was 21.3% for the first quarter of 2009 as compared with 23.9% for the corresponding period of 2008.
Interest income for the first quarter of 2009 was RMB9.8 million (US$1.4 million), representing a decrease of 25.0% from RMB13.0 million for the corresponding period of 2008, primarily due to the decrease in bank deposit interest rate.
Income tax expense for the first quarter of 2009 was RMB15.5 million (US$2.3 million), representing an increase of 38.3% from RMB11.2 million for the corresponding period of 2008. The increase was primarily attributable to the increase of income tax rate in Shenzhen from 18% in the first quarter of 2008 to 20% and the increase of expenses incurred outside China, including legal and audit fees, which were non-tax deductible for PRC tax purposes. Effective income tax rate was 27.4% for the first quarter of 2009 compared to 24.5% for the corresponding period of 2008.
Net income was RMB45.5 million (US$6.7 million) for the first quarter of 2009, representing an increase of 30.0% from RMB35.0 million for the corresponding period of 2008.
Net margin was 21.1% for the first quarter of 2009 as compared with 25.6% for the corresponding period of 2008.
Fully diluted net income per ADS was RMB0.997 (US$0.146) for the first quarter of 2009, representing an increase of 30.0% from RMB0.768 for the corresponding period of 2008.
As of March 31, 2009, the Company had RMB1,712.9 million (US$250.7 million) in cash and cash equivalents.

3-11

Recent developments:
•
On May 21, 2009, the Company’s board of directors declared a cash dividend of US$0.011 per ordinary share, equivalent to US$0.22 per American Depositary Share, which amounts to a total payment of US$10,037,475. The cash dividend is payable on or around July 15, 2009 to shareholders of record as of the close of business on June 26, 2009. The dividends to be paid to the ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

•
On May 20, 2009, CNinsure signed a Memorandum of Agreement (“MOA”) for a strategic partnership with Ping An Property & Casualty Insurance Company Of China, Ltd. (“Ping An Property & Casualty”). CNinsure and Ping An Property & Casualty will work closely in product distribution, development of customized products and outsourcing of claims adjusting services.

•
On March 31, 2009, CNinsure announced the signing of separate definitive agreements to acquire (1) an additional 41% equity interest in Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd. (“Zhixin”), bringing its shareholdings from 10% to 51%, and (2) an additional 46% equity interest in Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd. (“Anlian”), bringing its shareholdings from 5% to 51%. Pursuant to these agreements, the total considerations of RMB100 million and RMB40 million, respectively, for the acquisitions of the additional equity interests in Zhixin and Anlian are subject to a downward adjustment if Zhixin and Anlian fail to achieve certain performance targets, and will be paid in cash in installments based on the achievement of those performance targets.

•
On March 9, 2009, the Company’s board of directors voted to grant options to purchase up to 10,000,000 ordinary shares to employees under the amended and restated 2007 share incentive plan. The exercise price of these options is US$0.336 per ordinary share, equal to the closing price of our ADS on the Nasdaq Global Select Market at the grant date (after adjusting for the 20 ordinary shares to 1 ADS ratio). These options will vest over a four-year period starting from March 31, 2010. As of March 31, 2009, options to purchase 49,492,631 ordinary shares were outstanding.

•	In March 2009, CNinsure was awarded “Best Insurance Intermediary Company in China of the Year 2008” by Insurance Manager Magazine.

•
In January 2009, Beijing Fanhua Datong Investment Management Co., Ltd. (“Datong”), which is majority owned by a consolidated affiliated entity of CNinsure, established two insurance agencies to distribute life insurance products in Shandong and Henan, in each of which Datong owned 60% equity interests. As of March 31, 2009, Datong had eight insurance agencies, with its distribution network expanding to eight provinces including Beijing, Yunnan, Hainan, Jiangsu, Hebei, Shaanxi, Shandong and Henan. Commissions and fees revenues contributed by Datong and its insurance agencies are expected to increase significantly and constitute a larger portion of our total commissions and fees revenues in the third quarter of 2009.

4-11

•
As of March 31, 2009, CNinsure had 29,125 sales professionals as compared with approximately 17,137 sales professionals as of March 31, 2008. Its distribution and service network consisted of 41 insurance agencies, five insurance brokerages and three claims adjusting firms with 348 sales and services outlets operating in 21 provinces as of the end of March 31, 2009, as compared with 25 insurance agencies, four insurance brokerages and one claims adjusting firm with 232 sales and service outlets operating in 11 provinces as of March 31, 2008. In addition, CNinsure’s insurance claims adjusting business had 855 professional adjustors as of March 31, 2009, as compared with 252 professional adjustors as of March 31, 2008.

•
Net revenues from commissions and fees derived from property and casualty insurance, life insurance and claims adjusting businesses for the first quarter 2009 grew 49.9%, 37.6% and 331.4%, respectively, from the corresponding period of last year, each contributing 74.2%, 15.8% and 10.0% of its total commissions and fees revenues for the first quarter of 2009.

Business Outlook
For the second quarter of 2009, CNinsure expects its total net revenues to be between RMB285.0 million (US$41.7 million) and RMB300.0 million (US$43.9 million). This forecast reflects CNinsure’s current and preliminary view, which is subject to change, particularly in light of the uncertainties in the global economic and financial climate.
Conference Call

The Company will host a conference call to discuss the first quarter 2009 results at
Time:	9:00 pm Eastern Daylight Time on May 26, 2009 or 9:00 am Beijing/Hong Kong Time on May 27, 2009
The Toll Free dial-in numbers:

United States:	1866-549-1292
United Kingdom:	0808-234-6305
Canada:	1866-8691-825
Singapore:	800-852-3576
Taiwan:	0080-185-6004
China (Mainland):	800-701-1223
Hong Kong & Other Areas:	+852-3005-2050
China (Mainland) local dial-in number:	400-681-6949
Password: 885507#
A replay of the call will be available for three days as follows:
+852-3005-2020            (Hong Kong & other areas)
PIN number: 136443#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event

5-11

About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products and offering claims adjusting services, its ability to attract and retain productive agents, especially entrepreneurial agents, and qualified claims adjustors, its ability to maintain existing and develop new business relationships with insurance companies, its ability to successfully manage its growth and execute its growth strategies, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of May 26, 2009 and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

6-11

CNinsure Inc.
Unaudited Condensed Consolidated Statements of Balance Sheets
(In thousands, except for shares and per share data)

	As of December 31,	As of March 31,	As of March 31,
	2008[2]	2009[2]	2009[2]
	(As Adjusted)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,510,432	1,712,883	250,682
Restricted cash	4,200	2,514	368
Accounts receivable, net	90,452	73,643	10,778
Insurance premium receivables	21	137	20
Other receivables, net	57,151	47,162	6,902
Deferred tax assets	1,808	5,054	740
Amounts due from related parties	207,595	14,744	2,158
Other current assets	5,224	6,308	923

Total current assets	1,876,883	1,862,445	272,571

Non-current assets:
Property, plant, and equipment, net	72,538	84,535	12,372
Goodwill	37,888	57,314	8,388
Intangible assets	53,518	52,404	7,669
Deferred tax assets	4,836	3,750	549
Investment in an affiliate	427	394	57
Other non-current assets	425	4,612	675

Total assets	2,046,515	2,065,454	302,281

[2]
Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standard No. 160 (“SFAS 160”). SFAS 160, which was retrospectively applied, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

7-11

CNinsure Inc.
Unaudited Condensed Consolidated Statements of Balance Sheets-(Continued)
(In thousands, except for shares and per share data)

	As of December 31,	As of March 31,	As of March 31,
	2008[2]	2009[2]	2009[2]
	(As Adjusted)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	59,867	53,959	7,897
Insurance premium payables	4,200	2,514	368
Other payables and accrued expenses	73,712	63,552	9,301
Accrued payroll	15,336	9,908	1,450
Income tax payable	26,140	23,945	3,504
Amounts due to related parties	10,967	9,750	1,427

Total current liabilities	190,222	163,628	23,947

Non-current liabilities:
Other tax liabilities	1,871	1,988	291
Deferred tax liabilities	8,351	8,055	1,179

Total liabilities	200,444	173,671	25,417

Common stock	7,036	7,036	1,030
Additional paid-in capital	1,666,723	1,667,983	244,111
Statutory reserves	71,237	71,237	10,425
Retained earrings	80,462	126,007	18,441
Accumulated other comprehensive loss	(73,810)	(72,380)	(10,593)

Total CNinsure Inc. shareholders’ equity	1,751,648	1,799,883	263,414

Noncontrolling interests[3]	94,423	91,900	13,450

Total shareholders’ equity	1,846,071	1,891,783	276,864

Total liabilities and shareholders’ equity	2,046,515	2,065,454	302,281

[3]	December 31, 2008 balances were extracted from the form 20-F for the year ended December 31, 2008, as adjusted resulting from the adoption of SFAS.160.

8-11

CNinsure Inc.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share and per ADS data)

	For the three months ended March 31
	2008[2]	2009[2]	2009[2]
	(As Adjusted)
	RMB	RMB	US$
Net revenues:
Commissions and fees	136,482	215,654	31,561
Other service fees	136	217	32

Total net revenues	136,618	215,871	31,593

Operating costs and expenses:
Commissions and fees	(71,069)	(121,627)	(17,800)
Selling expenses	(4,135)	(7,764)	(1,136)
General and administrative expenses	(28,764)	(40,571)	(5,938)

Total operating costs and expenses	(103,968)	(169,962)	(24,874)

Net income from operations	32,650	45,909	6,719
Other income , net:
Interest income	13,033	9,775	1,430
Interest expense	(7)	(2)	—
Others, net	1	854	125

Net income before income tax	45,677	56,536	8,274
Income tax expense	(11,205)	(15,493)	(2,267)
Share of loss of an affiliated company	—	(34)	(5)

Net income	34,472	41,009	6,002

Less: Net loss attributable to the noncontrolling interests[4]	560	4,537	664

Net income attributable to CNinsure Inc.	35,032	45,546	6,666

[4]	Amounts were extracted from the form 6-K for the quarter ended March 31 2008, as adjusted resulting from the adoption of SFAS 160.

9-11

CNinsure Inc.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share and per ADS data)

	For the three months ended March 31
	2008	2009	2009
	RMB	RMB	US$
Net income per share:
Basic	0.038	0.050	0.007
Diluted	0.038	0.050	0.007
Net income per American Depositary Share (“ADS”):
Basic	0.768	0.998	0.146
Diluted	0.768	0.997	0.146
Shares used in calculating net income per share and ADS:
Basic	912,497,726	912,497,726	912,497,726
Diluted	912,497,726	913,489,567	913,489,567

10-11

For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net

11-11